Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Press Release

11.20.2024

BBVA presents unprecedented measures to Spanish regulator CNMC in order to guarantee financial inclusion, lending to SMEs and competitiveness

BBVA has submitted to the Spanish National Markets and Competition authority (CNMC) a series of unprecedented measures to guarantee financial inclusion, lending to SMEs and competitiveness, especially in Catalonia and the Valencian Community, in order to facilitate a prompt authorization for the combination with Banco Sabadell. The specific commitments being presented include: BBVA will not close offices where there is no other branch nearby and will maintain the commercial terms for individuals and SMEs in those postal codes in which there are fewer than four financial institutions1. In addition, the bank is committed to maintaining, for 18 months, the working capital lines for all SMEs2, and the current total credit volume for those that work exclusively with the two banks. These commitments largely mitigate the risks identified by the CNMC, which are mostly focused on certain territories. The bank will continue to collaborate closely with the authority to finalize the commitment agreement and the authorization of the transaction as soon as possible.

“The commitments being presented exceed those agreed upon in previous operations in the Spanish financial sector, some even significantly. These are unprecedented measures to boost lending to SMEs, a key segment where we want to continue growing, and ensure access to banking services in all territories,” said BBVA CEO Onur Genç.

The Spanish competition regulator (CNMC), in its analysis of the transaction of BBVA and Banco Sabadell, decided to move to the second phase of review, consulting with market participants to assess the effectiveness of the commitments submitted to mitigate risks related to SMEs and to clarify BBVA’s commitments in the merchant acquiring market. According to the CNMC, “In the first phase of the procedure, a detailed investigation was conducted on the competitive situation in the affected markets. This will allow for a more efficient analysis in the second phase, which aims to further scrutinize the transaction.”

The CNMC has thus identified certain very specific risks that BBVA is addressing in the commitments being presented. The following commitments have a duration of three years, except where otherwise noted.

[1]	For the purpose of competition, BBVA and Banco Sabadell are considered as a single entity.
[2]	Except in case of financial deterioration.

11.20.2024

In order to guarantee financial inclusion, BBVA is committed to:

●	Not closing branches where there is no other nearby branch (of BBVA or Banco Sabadell) within a radius of at least 300 meters.
●	Not closing offices in those postal codes with a per capita income of less than €10,000.
●

Not leaving behind any municipality (neither substituting via an agent, mobile bank or other means) in which there are fewer than three competitors. Customers in these municipalities will be offered the Correos Cash service twice a month, at no cost.

●	Maintaining teller services with the same business hours as Banco Sabadell’s offices in those municipalities.
●

Creating an account for vulnerable customers, with no opening, administration and maintenance fees, a free debit card and free and unlimited domestic transfers through digital channels, among other conditions.

BBVA has presented the following commitments in order to maintain the commercial terms and conditions for individuals and SMEs:

●	Maintaining the commercial terms and conditions in the postal codes where there would be fewer than four financial institutions.

●	Furthermore, for SMEs in these postal codes the pricing of new loans will not exceed the average price applied at national level.

●	Not closing the offices of Banco Sabadell specializing in businesses in all of Spain.

With the aim of ensuring lending for SMEs in the whole of Spain, BBVA is committed to:

○

Guaranteeing the continuity of all working capital lines (loans with a termination or renewal period equal or less than 1 year) that Banco Sabadell had in place in Spain, for 18 months, except in case of financial deterioration..

○	Maintaining, for 18 months, all credit volume for SMEs that do not have a financial provider other than BBVA or Banco Sabadell.

Regarding access to ATMs, BBVA is committed to:

●

Maintaining access to Banco Sabadell’s ATMs for all the customers of the entities belonging to the Euro 6000 network for a period of 18 months, or in this case, until the merger of both banks (in case that BBVA ends the existing agreement between Banco Sabadell and the banks from the Euro 6000 network)

Likewise, BBVA has proposed, in line with previous transactions, the divestments of excess stakes in payment companies.

11.20.2024

The bank will continue to collaborate closely with the authority to finalize the commitment agreement and the authorization of the transaction as soon as possible.

CONTACT DETAILS:

BBVA Corporate Communications

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: https://www.bbva.com

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.